Lifestyle Food Coffee

Invest in Kaffi

Icelandic energy coffee

SMARIKAFFI.COM





We produce Kaffi — a line of incredible tasting, high protein, functional coffee drinks. We currently have 3 SKUs: Keto Latte, New Orleans & Iced Mocha and plan to introduce 3 more plant based SKUs next year.

Smari Asmundsson

Why you may want to invest in us...

1. The functional coffee drink market is one of the fastest growing segments of the huge beverage market.
2. We have perfected the taste profile for Kaffi, creating what we believe to be the best tasting functional drink on the market.
3. We have an experienced team working in the CPG space for years.

Our Team

AND OUR MAJOR ACCOMPLISHMENTS



Smari Asmundsson



Jess Campbell



Jennifer Householder



Kat Tatum

Elliot Begoun

Ned Alpert

Waven Dean Fernandes



Ken Burke

Board Member

Built a leading enterprise class ecommerce platform company which I sold a few years ago.

Some of our investors

Jake Vogel

Michael Barry

Bill Weiland

Ron Rubin

Janie Hoffman

In the news

Kaffi | BevNET.com Product Reviews

Posted: Mar 28, 2019 at 11:50 AM (Last Updated: Mar 28, 2019 at 3:00 PM) Covers Products: Icelandic Protein Coffee - Iced Mocha, Icelandic Protein Coffee - New Orleans , Icelandic Protein Coffee - Keto Latte

March 12, 2020 @ bevnet.com

Downloads

Investment One Pager.pdf

Smari Investor Deck Wefunder.pdf

Story



A note from our founder.
Thanks so much for taking the time to look at our business and what we are doing to conquer the energy drink aisle.
I'm incredibly excited about what we will accomplish.
Smári

THE PROBLEM

- We all need more energy.
- Energy drinks do not taste good. Period.
- Energy drinks are not good for your health. Period.
- People either avoid energy drinks due to bad taste, or they should avoid them due to bad ingredients.


kaffi

TARGET CUSTOMER

- We call our target customers Joe and Lizzie.
- Joe is 22. He lives a fast-paced life, but not necessarily a healthy one. He drinks Kaffi for the immediate boost of caffeine, plus the protein helps him skip a meal or two.
- Lizzie is 33. She also has a fast-paced, active lifestyle, but focuses on her health much more than Joe. She drinks Kaffi pre-workout or after yoga class. She appreciates the healthy attributes of Kaffi, which are rare in an energy drink.

MARKET OPPORTUNITY

- Coffee is $14.4B market in US. RTD is the fastest growing segment of coffee.
- 72% of Americans drink coffee. Of those 43% drink coffee daily.
- Millenials drink 2x as much coffee as Gen X. More than half Millenials drink cold coffee.

*These are forward-looking figures that cannot be guaranteed.


REFRIGERATED RTD COFFEE SALES
DOLLARS (MILLIONS)
450
400
350
300
250
200
150
2016
2017
2018
2019
$205.9M, 13.9% growth
$252.9M, 22.3% growth
$341.7M, 20.1% growth
$405.2M, 26.4% growth
18.56% CAGR 2016-2019


STORE GROWTH & NET SALES
STORE GROWTH
NET SALES
NUMBER OF STORES (THOUSANDS)
DOLLARS (MILLIONS)
9
8
7
6
5
4
3
2
1
18
16
14
12
10
8
6
4
2
2019
2020
2021
2022
2023

*These are forward-looking figures that cannot be guaranteed.


CHANNEL GROWTH
Natural Channel
Specialty Channel
Conventional Channel
Food Service
Direct to Consumer
C Stores
2019
2020
2021
2022
2023

SUCCESSES TO DATE

- Launched 2019.
- Sprouts Innovation Program in December 2019.
- Kroger Innovation Program in January 2020.


Store locations, end of 2019

5 REASONS TO INVEST IN SMARI, INC.

- Delicious, innovative product that's good for you.
- Emerging, incredibly fast growing category, that grew 26.4% YOY.
- Seasoned, passionate entrepreneur.
- Early traction and interest by key retailers.
- Segment is known for great multiples and large acquisitions at exit.

*These are forward-looking figures that cannot be guaranteed.

YEARLY SUMMARY

	2019	2020	2021	2022	2023
Gross Revenue	358,914	819,095	4,122,056	10,933,334	21,866,669
Less: Trade Spend	(55,369)	(198,752)	(905,451)	(2,424,005)	(3,936,000)
Net Revenue	303,545	620,343	3,216,604	8,509,329	17,930,668
COGS	333,268	462,509	2,057,732	4,519,103	7,653,334
Gross Profit	(29,722)	157,834	1,158,873	3,990,226	10,277,334
Gross Margin	-10%	25%	36%	47%	57%
Expenses:					
G&A	249,531	338,670	368,217	447,206	717,227
Payroll	440,962	521,254	693,486	824,056	1,793,067
Sales & Marketing	297,727	758,841	1,387,722	3,344,959	5,020,587
Total Operating Expenses	988,220	1,618,765	2,449,425	4,616,221	7,530,881
Net Profit / Loss	(1,017,942)	(1,460,930)	(1,290,553)	(625,995)	2,746,454
Cash	275,604	(1,121,202)	(2,594,528)	(2,417,425)	329,029
Trade Spend of GM	-15%	-24%	-22%	-22%	-18%
Product Margins	7%	44%	50%	59%	65%
Revenue Growth %		128%	403%	165%	100%
Number of Stores	398	755	2669	4366	7789
Average Turns	1.3	2.85	4.18	6.12	7.54

*These are forward-looking figures that cannot be guaranteed.

Investor Q&A

– COLLAPSE ALL

What does your company do?

We produce Kaffi — a line of incredible tasting, high protein, functional coffee drinks. We currently have 3 SKUs: Keto Latte, New Orleans & Iced Mocha and plan to introduce 3 more plant based SKUs next year.

Where will your company be in 5 years?

In 5 years, our goal is to be a national brand on shelves in every grocery store, as well as available direct to consumers.

What's new about what you're making? How is it different?

We all need more energy. Energy drinks do not taste good. Energy drinks are not good for your health. People either avoid energy drinks due to bad taste, or they should avoid them due to bad ingredients. Kaffi is energy that not only tastes great but is also great for you.

How big is the market?

14.4b Coffee Market; Ready to Drink Coffee Market is 402m.

Who are your competitors? How are you different?

Our competitors are Bulletproof, Picnik, Stok, Bolthouse, and 1850. Our competitive advantage is our taste profile. We believe we are the best tasting functional coffee drink on the market.

How will you make money?

The key to making money in this business is establishing the brand which drives customers into the stores to buy. The two KPIs that are critical are the number of stores we are in and the turns (the number of times that a SKU sells at a particular location in any given week).

How do you acquire customers?

Kaffi acquires customers by getting stores to carry our product line, field marketing activities such as in store demos, couponing, and brand advertising via social media to drive customers into the stores.

What's your biggest risk? What keeps you up at night?

The biggest risk to the business is not driving enough consumers into the stores to buy our product. This creates turns which keeps us on the shelves.

Join **503,327** investors who funded **365** startups with over **$129.5 million**

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